Exhibit 99.9

21161 Tuya VIF Proof 2 Annual General Meeting of Shareholders of Tuya Inc. Date: November 1, 2022 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of Shareholders of Tuya Inc. to be held on November 1, 2022 For Holders as of September 30, 2022 All votes must be received by 12:00 PM (New York time) on October 20, 2022. Copyright © 2022 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR TUYA INC. P.O. BOX 8016 CARY, NC 27512-9903 Resolutions 1. As a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles. 2. As a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-Class- Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles. 3. As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the report of the auditor thereon. 4. 4(a)(i). As an ordinary resolution, to re-elect Mr. YANG Yi as an executive Director. 4(a)(ii). As an ordinary resolution, to re-elect Ms. LIU Yao as an executive Director. 4(a)(iii). As an ordinary resolution, to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director. 4(b). As an ordinary resolution, to authorize the Board or the Compensation Committee to fix the remuneration of the Directors. 5. As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution. 6. As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution. 7. As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 8. As an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022. Directors Recommend For Against Abstain 21161 Tuya VIF.indd 1 21161 Tuya VIF.indd 1 9/13/2022 4:59:53 PM 9/13/2022 4:59:53 PM

21161 Tuya VIF Proof 2 PROXY TABULATOR FOR TUYA INC. P.O. Box 8016 CARY, NC 27512-9903 Tuya Inc. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM (New York time) on October 20, 2022) The undersigned holder of American Depositary Shares (“ADSs”) representing Class A ordinary shares (the “Shares”) of Tuya Inc. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so for practicable, to vote or cause to be voted the amount of Shares or other deposited securities represented by such ADSs registered in the name of the undersigned on the books of the Depositary as of the close of business on September 30, 2022 at the Annual General Meeting of Shareholders of the Company to be held on November 1, 2022 in China, in respect of the resolutions specified on the reverse side. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that the Depositary will not vote or attempt to exercise the right to vote attached to the ADSs other than in accordance with the instructions set forth in this form. (Continued and to be marked, dated and signed, on the other side) 21161 Tuya VIF.indd 2 21161 Tuya VIF.indd 2 9/13/2022 4:59:53 PM 9/13/2022 4:59:53 PM